Exhibit 3

March 11, 2020, Mexico City, United States of México

OPINION OF THE BOARD OF DIRECTORS ON THE CONTENTS OF THE REPORT OF

THE CEO OF VISTA OIL & GAS, S.A.B. DE C.V.

To the General Ordinary Shareholder’s

Meeting of Vista Oil & Gas, S.A.B. de C.V.

Present

Dear Ladies and Gentlemen:

In my capacity as the Chairman of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V. (the “Company”), in compliance with the provisions of Section 28, subsection IV, paragraph c) and 42, subsection II, paragraph e) of the Securities Market Act (“LMV”), I hereby acknowledge that, the Board of Directors of the Company, in accordance to their duties, reviewed and analysed the report issued by the CEO of the Company for the fiscal year ended on December 31, 2019, as well as the consolidated financial statements of the Company and its subsidiaries for the same period, which were audited by the external auditors Mancera S.C., member of Ernst & Young Global Limited (the “External Auditor”), opinion which was issued on this date.

Based on the opinion of the External Auditor, which constitutes an integral part of the Report of the CEO, in opinion of the Board of Directors (i) the polices, accounting criteria and information criteria followed by the Company and considered by the managers for the preparation of the aforementioned financial statements, are adequate and sufficient pursuant to the particular circumstances of the Company, (ii) said policies and criteria had been applied in a manner consistent with the information submitted by the CEO and, at the appropriate time, by this Board of Directors, including the implementation of the International Financial Reporting Standards (“IFRS”) during the fiscal year of 2019 and therefore, (iii) said information submitted by the CEO of the Company reflects in a truthful, reasonable and sufficient manner the financial situation —individual and consolidated— of the Company, as of December 31, 2019, as well as the results of its operations, the changes in its shareholders’ equity and the changes in its financial situation —individual and consolidated— for the fiscal year beginning on January 1, 2019 and ended on December 31, 2019, in accordance with the IFRS.

This opinion of the Board of Directors, (i) is based on the Report of the Audit Committee of the Company issued in accordance with Section 43, subsection II, paragraph e) of LMV; and (ii) has been unanimously approved by the members of the Board of Directors.

Sincerely yours,

/S/ Miguel Matías Galuccio
Miguel Matías Galuccio Chairman of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V.

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